PHARMASSET, INC.

303A College Road East

Princeton, NJ 08540

April 23, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attention: Ms. Suzanne Hayes

Re:	Pharmasset, Inc.
Registration Statement on Form S-1
(File No. 333-133907)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pharmasset, Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1, as amended prior to its effectiveness, so that it will become effective at 4:00 p.m., Eastern time, on April 25, 2007 or as soon thereafter as is practicable.

By this request, the Company confirms that it is aware of its responsibilities under the Securities Exchange Act of 1934, as amended, as they relate to the securities specified in the above-captioned registration statement, and acknowledges the following:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

Pharmasset, Inc.

By:	/S/ P. SCHAEFER PRICE

Name:	P. Schaefer Price
Title:	President and Chief Executive Officer